                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549
                                  ___________

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                      Corrections Corporation of America
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   2205Y407
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                 May 23, 2001*
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
         [_]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [_]  Rule 13d-1(d)


* This Schedule 13G is filed by Sodexho Alliance S.A. ("Sodexho") for the purpose of reporting that Sodexho shall hereafter file all Statements relating to its beneficial ownership of the Common Stock, par value $.01 per share, of Corrections Corporation of America (the "Common Stock") on Schedule 13G, in lieu of filing on Schedule 13D. This Statement does not report any changes in such beneficial ownership. Reference is hereby made to Sodexho's Statement on
Schedule 13D relating to the Common Stock, as originally filed with the Securities and Exchange Commission on July 1, 1994, and all amendments thereto, which prior filings are hereby incorporated by reference.

-----------------------                                    -------------------
 CUSIP No. 2205Y407                   13G                    Page 2 of 4 Pages
-----------------------                                    -------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Sodexho Alliance S.A.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      France
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          1,629,970 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             --
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          1,629,970 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          --
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      1,629,970 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      6.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
                                  ------------


Item 1(a).  Name of Issuer:

                 Corrections Corporation of America


Item 1(b).  Address of Issuer's Principal Executive Offices:

                 10 Burton Hills Boulevard

                 Nashville, Tennessee 37215


Item 2(a).  Name of Person Filing:

                 Sodexho Alliance S.A.


Item 2(b).  Address of Principal Business Office or, if none, Residence:

                 3 avenue Newton

                 78180 Montigny-le-Bretonneux

                 France


Item 2(c).  Place of Organization:

                 France


Item 2(d).  Title of Class of Securities:

                 Common Stock, par value $.01 per share


Item 2(e).  CUSIP Number:

                 2205Y407


Item 3.     Not applicable.


Item 4.     Ownership:


     4(a)   Amount beneficially owned:

                 1,629,970 shares


     4(b)   Percent of Class:

                 6.5%


     4(c)   Number of shares as to which such person has:


        (i) sole power to vote or to direct the vote:

                 1,629,970 shares



       (ii) shared power to vote or to direct the vote:

                 _________

      (iii) sole power to dispose or to direct the disposition of:

                 1,629,970 shares

                               Page 3 of 4 Pages

       (iv) shared power to dispose or to direct the disposition of:

                 ________

Item 5.   Ownership of Five Percent or Less of a Class:

                 Not Applicable.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

                 Not Applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                 Not Applicable.


Item 8.   Identification and Classification of Members of the Group:

                 Not Applicable.


Item 9.   Notice of Dissolution of Group:

                 Not Applicable.


Item 10.  Certification:


        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       SODEXHO ALLIANCE S.A.



                                       By:  /s/ Denis Robin
                                          -------------------------------
                                         Name:  Denis Robin
                                         Title: Director of Acquisitions
                                                and Developments


Dated:  May 23, 2001

                               Page 4 of 4 Pages